NOWTRANSIT INC
Manchester
20, Ayres Road
England, M16 9NB

December 06, 2019

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549

Reference:            Nowtransit Inc
Registration Statement on Form S-1
Filed on: November 04, 2019
File No. 333-234487

Dear Sir/Madam,

In response to your letter dated November 26, 2019, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 04, 2019:

Cover Page

1.  You state on page 4 that you will take advantage of the extended transition period for complying with new or revised accounting standards; however, on the cover page, you have checked the box indicating that you elected not to use the extended transition period. Please revise this apparent inconsistency.

RESPONSE:  We have revised page 4.

Risk Factors, page 6

2.  Please add a risk factor that addresses the material legal and regulatory risks and uncertainties related to your proposed business. For example, discuss the applicability and impact of laws and regulations governing the delivery of goods across Europe. As a further example, discuss the impact of any laws or regulations that could affect the licensing of drivers or how drivers are classified in the jurisdictions in which you intend to operate. In this regard, we note that you intend for your drivers to be deemed as "occasional independent contractors" but some jurisdictions may deem them as employees. Finally, discuss the impact of any legal requirements to identify criminal activity on your platform by either drivers or senders.

RESPONSE: We have added following risk factors:

•	Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business.
•	Drivers may become subject to increased licensing requirements, and we may be required to obtain additional licenses or cap the number of Drivers.
•	Our business would be adversely affected if Drivers were classified as employees instead of independent contractors.
•
If platform users engage in, or are subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, our ability to attract and retain Drivers and consumers, may be harmed, which could have an adverse impact on our reputation, business, financial condition, and operating results.

Use of Proceeds, page 14

3.  You disclose that your director believes the proceeds of this offering plus operating revenues will satisfy your cash requirements for at least twelve months following completion of this offering, provided that all of the shares offered are sold. Elsewhere you disclose that you need a minimum of $25,000 to support limited operations during the next twelve months. Please revise for consistency throughout your filing to disclose the minimum amount of funding needed to satisfy your cash requirements for the next twelve months.

RESPONSE: We have disclosed that we need a minimum of $25,000 to support limited operations during the next twelve months on page 14.

Report of Independent Registered Public Accounting Firm, page F-2

4.  Please file a revised audit report that contains an expression of the firm's opinion regarding the company's financial statements. Ensure that the revised opinion is consistent with the guidance in PCAOB AS 3101. In this regard, the current report does not include the related notes in the identification of the financial statements or that the statements and notes are collectively referred to as the "financial statements."

RESPONSE:  We have filed a revised audit report.

General

5.  You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and nominal assets. Please disclose on the cover page that you are a shell company and add a risk factor highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S- 8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

RESPONSE: We have disclosed on the cover page that we are a shell company and add a risk factor highlighting the consequences of our shell company status.

Please direct any further comments or questions directly to :

Ivan Homici
+441618841268
ivan.homici@protonmail.com

Sincerely,

/s/ Ivan Homici
Ivan Homici, CEO